SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 14D-l

                      Tender Offer Statement Pursuant to Section
                   14(d)(1) of the Securities Exchange Act of 1934
                                  (Amendment No. 2)

                                 THE ENERGY GROUP PLC
                              (Name of Subject Company)

                                 TU ACQUISITIONS PLC
                               TEXAS UTILITIES COMPANY
                                      (Bidders)


                           Ordinary Shares of 10p each and
             American Depositary Shares, each representing Four Ordinary
                 Shares and evidenced by American Depositary Receipts
                            (Title of Class of Securities)


                                     292691 10 2
                        (CUSIP Number of Class of Securities)


                                Peter B. Tinkham, Esq.
                               Texas Utilities Company
                          Secretary and Assistant Treasurer
                                  1601 Bryan Street
                                 Dallas, Texas 75201
                                    (214) 812-4600
               (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on behalf of Bidders)


                                       Copy to:

               Robert A. Wooldridge, Esq.         Robert J. Reger, Jr., Esq.
               Worsham, Forsythe                  Reid & Priest LLP
                 & Wooldridge, L.L.P.             40 West 57th Street
               1601 Bryan Street                  New York, New York 10019
               Dallas, Texas 75201                (212) 603-2000
               (214) 979-3000

                                        14D-1
     __________________________________________________________________________

     1.   Name of Reporting Person:
          TU Acquisitions PLC
     __________________________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group              (a) [x]
                                                                        (b) [ ]
     __________________________________________________________________________

     3.   SEC Use Only

     __________________________________________________________________________

     4.   Sources of Funds
          BK
          AF
     __________________________________________________________________________

     5.   Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(e) or 2(f)                        [ ]

     __________________________________________________________________________

     6.   Citizenship or Place of Organization
          England and Wales
     __________________________________________________________________________

     7.   Aggregate Amount Beneficially Owned by Each Reporting
          Person - 114,400,000 ordinary shares
     __________________________________________________________________________

     8.   Check Box if the Aggregate Amount in Row (7) Excludes
          Certain Shares                                                    [ ]

     __________________________________________________________________________

     9.   Percent of Class Represented by Amount in Row (7)
          22.0%
     __________________________________________________________________________

     10.  Type of Reporting Person
          CO

                                        14D-1
     __________________________________________________________________________

     1.   Name of Reporting Person; I.R.S. Employer
          Identification No.:
          Texas Utilities Company;
          75-2669310
     __________________________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group              (a) [x]
                                                                        (b) [ ]
     __________________________________________________________________________

     3.   SEC Use Only

     __________________________________________________________________________

     4.   Sources of Funds
          BK
     __________________________________________________________________________

     5.   Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f)                           [ ]

     __________________________________________________________________________

     6.   Citizenship or Place of Organization
          Texas
     __________________________________________________________________________

     7.   Aggregate Amount Beneficially Owned by Each Reporting
          Person - 114,400,000 ordinary shares*
     __________________________________________________________________________

     8.   Check Box if the Aggregate Amount in Row (7) Excludes
          Certain Shares                                                    [ ]
     __________________________________________________________________________

     9.   Percent of Class Represented by Amount in Row (7)
          22.0%*
     __________________________________________________________________________

     10.  Type of Reporting Person
          HC


          * Represents shares owned by TU Acquisitions PLC, an indirect wholly owned subsidiary of Texas Utilities Company

          Texas Utilities Company, a Texas corporation ("Texas Utilities"), and TU Acquisitions PLC, a public limited company incorporated in England and Wales and an indirect wholly owned subsidiary of Texas Utilities, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on March 10, 1998, and as amended on March 17, 1998 (the "Statement"), with respect to the offer to purchase all of the outstanding
     (a) ordinary shares of 10p each ("Energy Group Shares") of The Energy Group PLC, a public limited company organized under the laws of England and Wales ("The Energy Group"), and (b) American Depositary Shares of The Energy Group each representing four Energy Group Shares and evidenced by American Depositary Receipts, as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


     Item 10.  Additional Information.
     -------   ----------------------

          (f). On April 8, 1998, Texas Utilities issued a press release in the United States, a copy of which is filed as Exhibit (a)(15) and is incorporated herein by reference. On April 8, 1998, Texas Utilities issued a press release in the United Kingdom, a copy of which is filed as Exhibit
     (a)(16) and is incorporated herein by reference.


     Item 11.  Material to be Filed as Exhibits.
     -------   --------------------------------

     Exhibit      Description
     -------      -----------

     (a)(14)   Letter to holders of Energy Group Securities dated March 27,
               1998.

     (a)(15)   Text of US press release of Texas Utilities dated April 8, 1998.

     (a)(16)   Text of UK press release of Texas Utilities dated April 8, 1998.

                                      SIGNATURES

          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:  April 8, 1998


                                        TU ACQUISITIONS PLC


                                        By:   /s/ Robert A. Wooldridge
                                            ----------------------------
                                            Name: Robert A. Wooldridge
                                            Title: Director


                                        TEXAS UTILITIES COMPANY


                                        By:   /s/ Robert S. Shapard
                                            ---------------------------
                                            Name: Robert S. Shapard
                                            Title: Treasurer and Assistant
                                                     Secretary

                                    EXHIBIT INDEX


     Exhibit                Description
     -------                -----------

     (a)(14)        Letter to holders of Energy Group Securities dated March
                    27, 1998.

     (a)(15)        Text of US press release of Texas Utilities dated April 8,
                    1998.

     (a)(16)        Text of UK press release of Texas Utilities dated April 8,
                    1998.